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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

EN POINTE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

29247F-10-8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 29247F-10-8			Page 2 of 5 Pages

1.	Name of Reporting Person: Attiazaz (“Bob”) Din		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,224,704

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,224,704

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,224,704

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑

11.	Percent of Class Represented by Amount in Row (9): 17.5% (based on shares outstanding on December 31, 2004)

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: En Pointe Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 N. Sepulveda Boulevard
19th Floor
El Segundo, CA 90245

Item 2.

(a)	Name of Person Filing: Attiazaz (“Bob”) Din

(b)	Address of Principal Business Office: 100 N. Sepulveda Boulevard 19th Floor El Segundo, CA 90245

(c)	Citizenship: Mr. Din is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 29247F-10-8

Item 3.

          If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: As of December 31, 2004, Mr. Din owned 1,224,704 shares of common stock, including options to purchase 197,340 shares that were exercisable within 60 days of December 31, 2004.

(b)	Percent of Class: Mr. Din – 17.5% (based on shares outstanding on December 31, 2004)

(c)	Number of shares as to such person has:

(i)	sole power to vote or to direct the vote of: 1,224,704 (1)

(ii)	shared power to vote or to direct the vote of: 0

(iii)	sole power to dispose or to direct the disposition of: 1,224,704 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

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(1) Excludes 738,792 shares of common stock owned by Naureen Din, Mr. Din’s wife, including options to purchase 197,340 shares that were exercisable within 60 days of December 31, 2004. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Din has disclaimed beneficial ownership of such shares. Also includes 485,912 shares of common stock owned by Mr. Din’s daughter, Mediha Din.

Item 5. Ownership of 5% or Less of Class.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6. Ownership of More Than 5% on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          Not applicable.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	/s/ Attiazaz Din
Attiazaz (“Bob”) Din

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